March 29, 2012

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:	Kevin Woody
Wilson K. Lee

RE:	Brandywine Realty Trust Form 10-K for the year ended December 31, 2011 Filed on February 24, 2012 File No. 001-09106

Brandywine Operating Partnership, L.P. Form 10-K for the year ended December 31, 2011 Filed on February 24, 2012 File No. 000-24407

Dear Mr. Woody and Mr. Lee:

We have received your March 15, 2012 letter and appreciate your comments with respect to our filings. We understand that the purpose of your review of the above referenced filings is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosures in our filings. Listed below are your comments and our responses.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011
Results Of Operations, page 46

1.	We note your presentation of same store property portfolio information. In future periodic filings please expand to disclose and discuss the following.

▪	Expand upon your existing definition of same store to discuss at what point in the development or redevelopment process you exclude them from your same store designation.

▪	Include in your same store disclosures occupancy and average rent trends, as adjusted for leasing incentives if any

We confirm that in our future filings, we will modify the disclosure to include the additional information requested.

2.
Please revise future periodic filings to clarify what expenses are included in property operating expenses and what expenses are included in general and administrative expenses. Within your response, please provide an example of your proposed disclosure.

We will revise future periodic filings to clarify what expenses are included in property operating expenses and what expenses are included in general and administrative expenses.

Within the Results of Operations section, after the paragraph that describes net operating income

(“NOI”), we will add the following:

Property operating expenses that are included in determining NOI consist of costs that are necessary and allocable to our operating properties such as utilities, property level salaries, repairs and maintenance, property insurance, management fees and bad debt expense. General and administrative expenses that are not reflected in NOI primarily consist of corporate level salaries, amortization of share awards and professional fees that are incurred as part of corporate office management.

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

Depreciation and Amortization, page F-20

3.
Please provide to us your materiality analysis supporting management's opinion that the correction of the error was not material to the financial statements presented. Within your response, please ensure that you specifically address the large percentage of the 2011 net loss the correction of the error represents.

Please refer to Attachment A included with this response letter for our materiality analysis supporting our opinion that the correction of the error was not material to the financial statements presented. Our internal analysis of out of period adjustments captures not only the amount referenced on page F-20, but also the out of period adjustment noted on page F-24 as part of Revenue Recognition, as we feel that both amounts should be considered together in determining the impact of prior period errors.
As requested, these responses to your comments have been submitted within ten business days of your associated letter. In closing, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to our responses or require any additional information, please feel free to call me at 610-832-4907.
Very truly yours,
/s/Howard M. Sipzner ____________
Howard M. Sipzner
Executive Vice President and Chief Financial Officer

Attachment A

Memo
As of December 31, 2011

To:    The Files of Brandywine Realty Trust (“BDN” or “Company”)

From:    Mark Cherone, Corporate Controller

Copy:    Howard Sipzner, EVP & CFO
Gabe Mainardi, VP & CAO

Re:    Year-end December 31, 2011 SAB 99 Analysis

The below memo written to the files pertains to the out of period adjustments recorded by the Company during the twelve month period ending December 31, 2011 and their impact on the 2011 and prior year financial statements. Below is the adjustment made as well as a summary of the events that occurred to cause the out of period entries to be recorded during the current year. As a result of the quantitative and qualitative analysis documented below we determined that the impact of the adjustments are not material to the year-to-date financial statements or the filed financial statements related to any prior years. Below is an explanation of each adjustment recorded during the current year.

Out of Period Adjustments

Electric billing
This adjustment relates to a tenant (the “Tenant”) in one of our properties that signed their lease during 2005. The original lease had a base year calculation which did not allow BDN to bill electric expense incurred by the Tenant in excess of the base year amount. An amendment was agreed upon between BDN and the Tenant during 2008. The amendment eliminated the base year calculation which allows BDN to be reimbursed in full for electric expenses incurred by the Tenant.

During the third quarter of 2010 the Tenant requested an audit of the amounts that were being billed to them. As a result of the audit, our legal department notified property accounting that the base year calculation was amended out of the original lease and we were not billing the correct amount of electric expenses incurred by the Tenant. Upon notifying the Tenant of the results of the audit during September 2010, the Tenant agreed that BDN was owed the electric expenses from 2008 and 2009.

A formal letter was drafted and signed by the Tenant in September 2010 in which they agreed to make a payment to BDN in the amount of $0.5 million for electric expenses incurred during 2008 and 2009. The letter completed the earnings process and income should have been recognized on that date, however the revenue was not recognized until payment was received during January 2011. Total revenue was understated by $0.25 million in each of the years ended December 2008 and 2009 and overstated by $0.5 million during 2011.

Intangible Relationship/In Place Assets
Upon acquisition of real estate assets, the Company ascribes values to intangible in-place and relationship assets in accordance with accounting guidance for the acquisition of a business. Certain of those assets are assigned lease lives in excess of the contractual lives based on renewal expectations as of the date of acquisition. It was assumed that the natural expiration indicated that all assets related to that tenant were fully amortized as of that date and disposed of in accordance with the Company's policy. Since certain assets were ascribed lives longer than the contractual lease period and the appropriate steps were not taken to review tenant assets for natural expirations, intangible assets were not disposed of on the date that the contractual lease period expired.

During the second quarter of 2011, it was discovered that these assets were not appropriately written off and disposed of at the date that the tenants moved out upon natural expiration of the leases. The Company identified 100% of the population of tenants with relationship and in place intangible asset values ascribed to them and determined if the specific lease was active within the Company's portfolio. As a result of the testing performed, it was determined that 105 leases ascribed these intangible asset values vacated at their natural lease expiration date and the associated relationship and in-place intangible asset values were not appropriately disposed in the correct periods. This adjustment resulted in $4.8 million of amortization expense being recorded during the second quarter of 2011. Of that amount $0.03 million relates to the current year and is recorded within the correct period. The remaining $4.7 million affects the financial statements for the periods from 2006 through 2010. Please see the schedule of out of period adjustments attached (Exhibit I).

Purpose:
The purpose of this memo is to document our assessment of the materiality of adjustments to the Company's financial statements as detailed on Exhibit I of the SAB 99 analysis as it relates to previously reported results and adjustment to previous periods' financial statements dating back to the year ended December 31, 2006. The electric billing adjustment described above resulted in an overstatement of net income in the amount of $0.5 million for the twelve-month period ended December 31, 2011, and an understatement of income for the years ended December 31, 2009 and 2008 in the amount of $0.25 million, and $0.25 million, respectively. The intangible asset adjustment described above resulted in an understatement of net income of $0.03 million and an over statement of net income for the years ended December 31, 2010 through 2006 in the amount of $4.7 million. Please see Exhibit I for the effect on each year.

As detailed below, management has determined based on consideration of the total mix of quantitative and qualitative factors, that the misstatement is immaterial in each of their respective historical periods and that the cumulative effect of these misstatements would be immaterial with respect to the annual reports filed during the periods presented in Exhibit I as contemplated by APB 28, par 29.

Management's Evaluation
Management considered the following definition of materiality:
The perceived needs of users are recognized in the discussion of materiality in Financial Accounting Standards Board Statement of Financial Accounting Concepts No. 2, Qualitative Characteristics of Accounting Information, which defines materiality as "the magnitude of an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would have been changed or influenced by the omission or misstatement." That discussion recognizes that materiality judgments are made in light of surrounding circumstances and necessarily involve both quantitative and qualitative considerations. (Excerpt from SAS 107 par.4)

The above definition is consistent with the guidance provided by SAB 99 which states that:

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

It further states that in addition to a quantitative “rule of thumb,” such as a fixed percentage of net income, the factual context in which the user of financial statements would view the financial statement item must be taken into account. The Bulletin lists several considerations that render material a quantitatively small misstatement. Below, we have assessed both the quantitative and qualitative aspects of this misstatement to conclude that the impact is immaterial.

While GAAP net income based reporting measures are important to assessing materiality, the Company's management has a long standing view of considering other GAAP and non-GAAP metrics in evaluating its results from operations.

Most users of REIT financial statements are more concerned with the ability of the REIT to generate cash to be used to maintain the properties, fund development activities, pay debt and pay dividends to the shareholders and generally look to measures such as NOI, EBITDA, Cash Flows From Operations and Funds From Operations (an industry metric as defined by NAREIT and disclosed in our Annual Report on Form 10-K).

Other than Cash Flows from Operations, these other metrics are either non-GAAP measures or (in the case of dividends) are somewhat in the control of management. A REIT is a corporation that gets a special deduction for dividends paid if it maintains its qualified status. Realistically, management needs to pay a substantial amount of dividends to maintain the entity's REIT status (i.e., 90% of taxable income) and most REITs pay in excess of taxable income in order to have no tax liability. Historically, the Company has paid out dividends which exceed book/tax earnings. This adjustment does not materially impact the return of capital calculations as submitted to the public for any of the periods presented above due to the fact that intangible asset depreciation is not contemplated for tax return purposes.

With these considerations in mind, management's analysis considers the implications of the current issue on both a quantitative and qualitative basis as required under SAB 99 as follows:

Quantitative Considerations:
Management prepared a SAB 99 analysis (Exhibit I) considering the effect of the misstatement and the effect of any unrecorded adjustments on the prior periods.

See Exhibit I for summary of historical and cumulative effects the adjustment has on the effected years. Based on this analysis, we have the following observations:

•
Operating metrics used by Investors: With respect to the adjustments made during 2011, there is an immaterial net impact to cash flow from operations or FFO, which management believes are the most relevant and important metrics to investors.

•
Historical Annual Periods - The issues arose and affect 2006 through year ended December 31, 2011 and have an insignificant impact on these periods when considering the nature of the adjustment. As indicated in Exhibit I - the differences from the historical financial statements and the recomputed statements are not material to any individual historical annual period based on the evaluation prepared below. The Company has generally evaluated materiality using metrics including 5.0% net operating income and income from continuing operations as well as 2%-2.5% of cash flows from operations. As a percentage of net income, certain of our 5% materiality metrics were exceeded due to the fact that we operated near break-even relative to the size of the organization. However, in absolute dollars the financial statements were not materially misstated during any of the annual periods in a manner that would influence an investor's decision making process. The investors would not expect the level of precision for a Company of this size in terms of total revenues. The electric billing adjustment was 0.1% of total revenues for the year ended December 31, 2011 which is immaterial to the total line item. The intangible amortization adjustment is 2.2% of total depreciation expense for the year ended December 31, 2011. See the metrics and evaluation of the results by the Company below. We determined that the annual period's financial statements do not need to be restated as a result of the adjustment.

•	Out of Period Adjustment to the year-ended ended December 31, 2011 - The out of period cumulative effect is approximately $4.3M for the twelve-month ended December 31, 2011.

◦	90.5% of net income (loss);

◦	0.2% of FFO;

◦	0.3% of cash flow from operations;

◦	32.8% of income available to common shareholders; and

◦	32.2% income from continuing operations.

•	Out of Period Adjustment to the year-ended December 31, 2010 - The out of period cumulative effect is approximately $1.7 million for the twelve-months ended December 31, 2010.

◦	9.6% of net income (loss);

◦	0.0% of FFO;

◦	0.0% of cash flow from operations;

◦	6.6% of income available to common shareholders; and

◦	5.4% income from continuing operations.

•	Out of Period Adjustment to the year-ended December 31, 2009 - The out of period cumulative effect is approximately $1.2 million for the year-ended December 31, 2009.

◦	14.3% of net income (loss);

◦	0.1% of FFO;

◦	0.1% of cash flow from operations;

◦	471.3 % of income available to common shareholders; and

◦	32.3% income from continuing operations.

•	Out of Period Adjustment to the year-ended December 31, 2008 - The out of period cumulative effect is approximately $1.5 million for the year-ended December 31, 2008.

◦	4.0% of net income (loss);

◦	0.1% of FFO;

◦	0.1% of cash flow from operations;

◦	5.4% of income available to common shareholders; and

◦	61.9% income from continuing operations.

•	Out of Period Adjustment to the year-ended December 31, 2007 - The out of period cumulative effect is approximately $1.7 million for the year-ended December 31, 2007.

◦	3.1% of net income (loss);

◦	0.0% of FFO;

◦	0.0% of cash flow from operations;

◦	3.9% of income available to common shareholders; and

◦	32.7% income from continuing operations.

•	Out of Period Adjustment to the year-ended December 31, 2006 - The out of period cumulative effect is approximately $1.6 million for the year-ended December 31, 2006.

◦	14.2% of net income (loss);

◦	0.0% of FFO;

◦	0.0% of cash flow from operations;

◦	469.7% of income available to common shareholders; and

◦	3.9% income from continuing operations.

The Company acknowledges that in some cases, the percentage impact of the corrections to amounts reported exceed the typical materiality levels. Although one might consider certain of these percentages to be significant it is important to note that the Company's main metrics are cash flow from operations and FFO. In addition, as a result of significant levels of depreciation and amortization, Brandywine is essentially a break-even company despite its total annual estimated revenues of $581.8 million and total assets of $4.6 billion. In a break even situation even relatively small absolute dollar amounts relative to the size of the Company can result in an impact that is material as a pure percentage of amounts reported, when such precision is not reasonable or expected by users of the financial statements. The nature of our business is such that our assets generate a significant amount of depreciation expense which is calculated based on estimates of useful lives. As a result, the net income and income available to common shareholders metric has been more significantly impacted than the alternative non-GAAP metrics in the analysis. Due to the fact that the adjustments in absolute dollars are not material to the financial picture of the Company as a whole and they do not disturb any trends in the net income and income available to common shareholders, we determined that there is no restatement of the financial statements necessary for any periods within the year or prior years in order to reasonably reflect net income and income available to common shareholders. The adjustments did not result in material corrections that affect the prior years.

FFO and cash flow from operations are not materially impacted by the out of period adjustment made during the year ended December 31, 2011 (or any prior periods) as the adjustment was not significant enough in absolute dollars to materially impact our FFO and cash flow from operations calculations. We concluded that these are the most significant metrics used by investors when analyzing our financial statements and we do not believe that their decision making would have been materially impacted, and would likely have not been impacted at all. In addition, other metrics used in our supplemental package include EBITDA and CAD, all of which were not materially impacted by the adjustments described above.

Furthermore, the annual metrics are not materially impacted by the prior period adjustments made during the current year. The impact on our net loss is 90.5% and excluding gains on sale the impact is 32.8%. The impact on cash flow from operations and FFO is 0.3% and 0.2% for the year ended and is immaterial for any analysts and investors in REITs. In addition, the adjustments do not break any trends in the Company's annual earnings. The Company would have reported a net loss from continuing operations for the current year even without the out of period adjustments.

Impact on Segments - The Company operates in seven segments and there is no impact on the segments as reported in our financial statements. The segment financial statements disclose the net operating income of each segment of the Company. As a result of this adjustment the readers of the section of the financial statements containing our segment disclosures would not be mislead by the adjustment recorded. The NOI of the segments is also more consistent with the analyst's key metric, FFO.

Qualitative Considerations:
Management also considered other qualitative factors including those specifically described in SAB 99 (but not limited to) the following;

•	See Exhibit II for additional responses to "qualitative issues" specifically identified in SAB 99.

•
The Company currently has sixteen analysts that follow us - Analysts “earnings” estimates are for FFO not GAAP net income. Since the Company's operations are long term office leasing generally without significant tenant concentrations or expense variations, the Company's earnings are generally fairly predictable and have little volatility except for non-recurring type transactions.

•
Potential impact on financial covenants, if any. Property value based on cap rate NOI for the property with the electric billing adjustment would have been approximately $6.2 million greater than reported within our debt covenants during the fourth quarter of 2010 as a result of the electric reimbursement. It would not have negatively impacted the covenant calculation in fact it would immaterially improve the metrics related to the prior years' debt covenants. The amortization entries do not have any impact on the calculation of our debt covenants as such calculations are based on property level Net Operating Income. As a result there is no need to prepare proforma debt covenant calculations.

•
Potential impact on related party compensation (management or incentive compensation) - Majority of performance targets are FFO-based, accordingly, these materiality metrics are relatively consistent with operating cash flow metrics. Management of the Company is not incentivized to understate depreciation in any period as it has no effect on their compensation and earnings targets.

•
Relevance to dividend levels - dividend levels are more in line with cash flow from operations as most REITs distribute >100% of taxable income to maintain REIT status (at least 90%) and minimize corporate level taxes (as REITs get a deduction for dividends paid and therefore distribute >100% and pay no taxes in most cases). The additional taxable income in 2010 resulting from the electric income adjustment for purposes of our tax returns is immaterial. Note that the amortization adjustment has no impact on taxable income as tax basis net income does not include ascribed business combination intangible amortization.

•
To the best of management's knowledge, no investor is using the Company's reported results as part of its own accounting (e.g., an investor who holds a significant interest to report under an equity method). This is supported by ownership limitations (put in place to help protect REIT status - common in industry) which limit ownership to 9.9%.

•
It was determined that these errors were not made intentionally by the Company to manage earnings. In addition none of these items impact how certain employees' compensation is determined. As a result, we determined that from a qualitative standpoint the adjustment is not material in nature.

Conclusions

Impact on Financial Statements
As described above, Management has completed its analysis of the quantitative and qualitative factors affecting its assessment of the materiality of the impact to the financial statements taken as a whole including consideration of the SEC's guidance included in SAB Topic 5-F, as well as the guidance included in APB 28 (paragraph 29). In addition, we evaluated the need to restate our annual financial statements for the periods from 2010 through 2006, as well as, for the 2011 annual report on Form 10-K. Based on this analysis, Management believes that it is acceptable to record the adjustment as it was identified during 2011 and eliminate the need to restate previously reported results.

BDN 2011 SAB 99 Analysis - Out-of-Period Adjustments				EXHIBIT I

SAB 99 analysis
Related entries made during 2011	Current Year	Impact to Prior Periods
	2011	2010	2009	2008	2007	2006
Catch up of electric exp. reimbursement	$(472)	$—	$236	$236	$—	$—
Intangible Lease Asset Adjustment	$4,737	$1,693	$(1,395)	$(1,763)	$(1,713)	$(1,559)
					—
Net impact (Increase to income)	$4,265	$1,693	$(1,159)	$(1,527)	$(1,713)	$(1,559)

Net Impact FFO	$(472)	$—	$236	$236	$—	$—

Income (loss) from continuing ops	$(13,232)	$(31,276)	$3,588	$(2,465)	$5,243	$(40,003)
Net income (loss)	(4,715)	(17,606)	8,089	38,525	55,335	10,949
Income available to common	(12,996)	(25,578)	(246)	28,462	44,124	332
Cash flow from operations	179,015	185,127	220,405	233,867	224,805	238,299
FFO	204,660	186,997	214,692	219,700	233,046	234,886
% Income from continuing ops	(32.2)%	(5.4)%	(32.3)%	61.9%	(32.7)%	3.9%
% of net income (loss)	(90.5)%	(9.6)%	(14.3)%	(4.0)%	(3.1)%	(14.2)%
% Income available to common	(32.8)%	(6.6)%	471.3%	(5.4)%	(3.9)%	(469.7)%
% of Cash flow from operations	(0.3)%	—%	0.1%	0.1%	—%	—%
% of FFO	(0.2)%	—%	0.1%	0.1%	—%	—%

Depreciation and Amortization	$217,680	$210,592	$203,572	$199,447	$219,553	$210,420
Net impact to Depr/Amort	4,737	1,693	(1,395)	(1,763)	(1,713)	(1,559)
% of depreciation and amortization	2.2%	0.8%	(0.7)%	(0.9)%	(0.8)%	(0.7)%

EX -I

EXHIBIT II

SAB 99 Qualitative Considerations	Discussion
Does the misstatement arise from an item capable of precise measurement or does it arise from an estimate and, if so, the degree of imprecision inherent in the estimate?	It arises from an item capable of precise measurement.
Does the misstatement mask a change in earnings or other trends?	No - Impact not significant to balance sheet and is immaterial to FFO - the company's primary reporting metric
Does the misstatement hide a failure to meet analysts' consensus expectations for the enterprise?	No - the net adjustments would immaterially decrease FFO reported to analysts
Does the misstatement change a loss into income or vice versa?	No - situation does not exist
Does the misstatement concern a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability?	No - situation does not exist
Does the misstatement affect the registrant's compliance with regulatory requirements?	No - situation does not exist
Does the misstatement affect the registrant's compliance with loan covenants or other contractual requirements?	Management reviewed and considered what is relevant to debt covenant provisions and the error in question has an immaterial impact.
Does the misstatement have the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation?	No - situation does not exist
Does the misstatement involve concealment of an unlawful transaction?	No - situation does not exist
Does the misstatement impact the volatility of the price of a registrant's securities?	No - It does not materially impact the Company's reporting metric FFO.
Was the misstatement intentional in order to "manage" reported earnings?	No - situation does not exist

EX - II